September 16, 2014

WRITER’S DIRECT

DIAL NUMBER

(213) 830-4255

Securities and Exchange Commission

Attention: Mary Cole

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group
Post Effective Amendment No. 92 to
Form N-1A Registration Statement
File Nos. 811-6625, 33-46973
CIK No. 0000885709

Dear Ms. Cole:

The purpose of this letter is to respond to the comments you made on the above Post-Effective Amendment No. 92 (the “Filing”) to the Form N-1A Registration Statement of The Payden & Rygel Investment Group (the “Group”) with respect to the Group’s new Fund, the Payden Absolute Return Bond Fund (the “Fund”).

SEC Comments and P&R Responses (applicable to the Investor Class, Adviser Class and Institutional prospectuses):

1.	Name of the Fund: As we discussed, prior to opening the fund, the name will be officially changed to the Payden Absolute Return Fixed Income Fund.

2.	Investment Objective: We will revise the Investment Objective statement to state “The Fund seeks a high level of total return that is consistent with preservation of capital.”

3.	Fees and Expenses Table – Footnote 2: The parenthetical in the second line of Footnote 2 will be revised to state “(excluding Acquired Fund Fees and Expenses, interest, taxes and extraordinary expenses)”.

4.	Fees and Expenses table – Acquired Fund Fees and Expenses: At this time, we do not expect Acquired Fund Fees and Expenses to exceed one basis point for the Fund. Thus, we did not include a line item for it in the expense table at this time.

Securities and Exchange Commission

September 16, 2014

5.	Principal Investment Strategies:

a.	First Bullet – total return and current income: The first sentence will be revised to state “The Fund is designed to provide total return, including current income, in relation to…….”

b.	Second Bullet – “absolute return:” We will define what we mean by “absolute return” in the context of this Fund, including identifying the strategies designed to achieve that goal.

c.	Second Bullet – asset classes and securities: Between the second and third bullets, we will be more specific as to the types of “asset classes” and “securities” in which the Fund will invest.

d.	Second Bullet – “global:” We will define what we mean by the term “global.”

e.	Second Bullet and Ninth Bullets – Derivatives: We will expand the disclosure on derivatives in the Principal Investment Strategies section and in the Item 9 discussion in the prospectus to identify every type of derivative that we expect to use in a material way in the Fund, and then make concomitant risk disclosure in the Principal Investment Risks section of the Prospectus. In particular, in the case of CDS, we will note that the Fund will have to cover the notional amount by liquid securities. Similarly, we understand that if we discuss Total Return Swaps, there may be additional guidance from the SEC Staff to consider in such disclosure.

f.	Fourth Bullet – “other commingled vehicles:” We identify what is included in the term “other commingled vehicles.”

g.	Tenth Bullet – maturity and duration: We define the difference between maturity and duration and what that means in the context of the Fund. Further, we will confirm that the Fund will be tracking to one-month LIBOR.

6.	Principal Investment Risks:

a.	Ninth Bullet: As indicated above, we will expand the discussion on the risks associated with the derivatives to reference the specific risks associated with specific derivatives, and also expand that discussion in the Item 9 discussion in the prospectus.

Securities and Exchange Commission

September 16, 2014

7.	Item 9 Discussion: In the Item 9 discussion in the Prospectus entitled “More About Investment Strategies, Related Risks and Disclosure of Portfolio Holdings,” we will identify which are principal and which are non-principal items.

As always, if you have any questions or need anything further, please contact me at 213-625-1900 or egarlock@payden-rygel.com. Thank you for your assistance in this matter.

Very truly yours,

/s/ Edward S. Garlock
Edward S. Garlock
Managing Principal and
General Counsel